Phoenix Energy One, LLC

18575 Jamboree Road, Suite 830

Irvine, California 92612

August 25, 2025

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Timothy Levenberg

Karina Dorin

Re:	Phoenix Energy One, LLC

Amendment No. 3 to Offering Statement on Form 1-A

Filed August 14, 2025

File No. 024-12634

To Whom It May Concern:

On behalf of Phoenix Energy One, LLC (the “Company”), I respectfully request that the qualification date to the above-referenced Offering Statement be accelerated and that the Offering Statement be declared qualified at 5:20 p.m. Eastern Time on Wednesday, August 27, 2025, or as soon thereafter as is reasonably practicable. The participant in the Company’s offering received a no objections letter from FINRA on August 8, 2025.

The Company requests that we be notified of such qualification by a telephone call to Ross McAloon of Latham & Watkins LLP at (714) 755-8051 and that such qualification also be confirmed in writing.

Sincerely,

By:	/s/ Adam Ferrari
Name:	Adam Ferrari
Title:	Chief Executive Officer